GREENBERG TRAURIG, LLP

MetLife Building

200 Park Avenue, 15th Floor

New York, New York 10166

Spencer G. Feldman

212-801-9221

e-mail: feldmans@gtlaw.com

June 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Protocall Technologies Incorporated

Rule 424(b) Selling Stockholder Prospectus relating to Registration Statement on Form SB-2 (File No. 333-140639)

Ladies and Gentlemen:

On behalf of Protocall Technologies Incorporated, a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one copy of the selling stockholder prospectus relating to Protocall’s Registration Statement on Form SB-2 (the “Registration Statement”).  This prospectus is filed as part of the Registration Statement pursuant to the requirements of Rule 424(b) under the Securities Act.  In accordance with paragraph (e) of that Rule, the prospectus has been marked in the upper right corner to indicate that it is being filed pursuant to Rule 424(b)(3) and that the file number of the Registration Statement to which it relates is No. 333-140639.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information, please do not hesitate to contact Bruce Newman, Chief Executive Officer of the Company (tel: 631/543-3655, x241), or me (tel: 212/801-9221).

Very truly yours,
Date: June 14, 2007	/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:

Mr. Bruce Newman

David H. Roberts, Esq.

Division of Corporation Finance